Joshua N. Korff, P.C. To Call Writer Directly: +1 212 446 4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446-4800 www.kirkland.com	Facsimile: +1 212 446-4900

       September 7, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan

Kathleen Collins

Alexandra Barone

Jeff Kauten

Re:	Turing Holding Corp.

Registration Statement on Form S-1

Filed September 7, 2021

CIK No. 0001866550

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Turing Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”)

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 27, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

September 7, 2021

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 14

1.	We note your revised disclosure in response to prior comment 1. Please address the following:

•

Tell us why you believe the performance options should be included in the pro forma weighted average shares outstanding as the exercise of such options does not appear to be a transaction related to the offering. Refer to Article 11-02(a)(6) of Regulation S-X.

Response

In response to the Staff’s comment, the Company advises the Staff that the performance vesting options are included in the pro forma weighted-average shares outstanding, diluted, since the performance vesting options relate to the Company’s existing 2017 Stock Option Plan (the “Plan”), and any unvested performance vesting options will vest upon the occurrence of the initial public offering (“IPO”). A portion of the unvested performance vesting options will vest based upon the sponsor’s return on its investment achieved upon occurrence of the IPO, and in the event the sponsor’s return is less than three times its investment as of the occurrence of the IPO (i.e., if the sponsor does not achieve the highest performance threshold), the remaining portion of the unvested performance vesting options will fully vest on a discretionary basis in connection with the IPO. Although the Plan currently requires that an 18-month service period be satisfied prior to the performance vesting options being eligible to fully vest (i.e., both time- and performance-vest), the 18-month service period will also be waived upon the occurrence of the IPO to allow for full vesting of the performance vesting options, regardless of service period. For purposes of our pro forma calculations for the periods ended December 31, 2020 and June 30, 2021, we assumed that such acceleration occurred on January 1, 2020, and resulted in additional expense, which is reflected in our calculation of net income for the fiscal year ended December 31, 2020. Further, we have applied the treasury method, including the dilutive effects to all outstanding time and performance vesting options upon the occurrence of the IPO, after giving effect to the forward stock split. Under this method, dilutive shares include time and performance vesting options. Performance vesting options are included for purposes of diluted earnings per share only, as the performance vesting options will fully vest upon the occurrence of the IPO.

Securities and Exchange Commission

September 7, 2021

•	Explain why you are including restricted stock units in shares outstanding after the offering. In this regard, clarify when these shares will be issued and outstanding.

Response

In response to the Staff’s comment, the Company advises the Staff that the restricted stock units (“RSUs”) are included in the weighted-average shares outstanding, diluted, because all outstanding stock appreciation rights (“SARs”) will be converted into RSUs upon completion of the IPO. 50% of these RSUs will vest six months following the completion of the IPO, and the remaining 50% will vest twelve months following the completion of the IPO. We have applied the treasury method, including the dilutive effects, to the conversion of all outstanding SARs into RSUs upon the completion of the IPO, after giving effect to the forward stock split. Under this method, dilutive shares include RSUs on a fully vested basis.

•	Once the modification has been approved, ensure that you include a quantified discussion of these modifications in your subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-55 of the Registration Statement.

•	Considering there are several adjustments impacting your pro forma per share calculations, revise to include a tabular reconciliation of both the numerator and denominator used in such calculations.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 through 16 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Performance, page 50

2.

We note your added measure of net dollar retention rate in response to prior comment 4. Please revise to include a discussion regarding the reasons for the variability in such rate. In this regard, we note the net dollar retention rate decreased from 118% for fiscal 2019 to 102% for fiscal 2020 and then increased to 127% for the first half of 2021.

Securities and Exchange Commission

September 7, 2021

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement.

Quarterly Results of Operations and Key Metrics Summary Comparison of Three Months Ended June 30, 2021 with the Three Months Ended June 30, 2020, page 67

3.

Please revise your disclosures here to discuss net income and net income margin with greater prominence than adjusted EBITDA and adjusted EBITDA margin. Refer to Item 10(e)(l)(i) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Registration Statement.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 446-4943 or, in my absence, Aaron Schleicher at (212) 390-4616.

Sincerely,

/s/ Joshua N. Korff, P.C.

Joshua N. Korff, P.C.

cc:	Ramona Mateiu
General Counsel and Chief Compliance Officer, Turing Holding Corp.